EXHIBIT 99.1

Foremost Clean Energy and Rio Grande Resources Announce Completion of Spin-Out Transaction

VANCOUVER, British Columbia, Jan. 31, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”), an emerging North American uranium and lithium exploration company, and Rio Grande Resources Ltd. (“Rio Grande”), a new stand-alone exploration company expected to list on the Canadian Securities Exchange (the “CSE”), are pleased to announce that Foremost and Rio Grande have completed their previously announced spin out (the “Spin-Out”) of Foremost’s Winston gold and silver properties (collectively, the “Winston Property”) to Rio Grande. The Spin-Out was completed this morning (the “Effective Date”) by way of statutory plan of arrangement (the “Arrangement”) pursuant to the Business Corporations Act (British Columbia).

Foremost’s President and CEO, Jason Barnard comments, “I am proud that today Foremost has finalized this important milestone of the spin-out of the Winston Property. This will allow the team at Rio Grande to dedicate their time, energy, and capital to assets that I believe hold great promise, which is a significant benefit to the shareholders of both companies. The Winston Property's past-producing gold and silver mines are situated within a promising geological environment at a time when gold prices have recently neared US$2,800 an ounce. This provides Rio Grande with a tremendous opportunity to unlock value that has, frankly, been too long overlooked and presents an exciting upside potential for our shareholders who retain a stake in the various projects held by Foremost as well as Rio Grande. I am excited to direct our full attention to our upcoming uranium exploration program in the Athabasca Basin, which we believe will play a pivotal role in driving a cleaner energy future.”

Pursuant to the Arrangement, holders of common shares of Foremost (the “Shareholders”) immediately prior to the Effective Date received in exchange, one (1) new common share of Foremost (each, a “New Foremost Share”) and two (2) common shares of Rio Grande (each, a “Rio Grande Share”). Registered shareholders should refer to Foremost’s news release dated January 28, 2025, for further details on how to receive their New Foremost Shares and Rio Grande Shares. Additional information, including a summary of the Arrangement, is set out in Rio Grande’s listing statement dated as of the date hereof, which can be found on Rio Grande’s website at riogranderesources.ca and on Rio Grande’s SEDAR+ profile at www.sedarplus.ca.

Listing of Rio Grande

Subject to Rio Grande satisfying all of the conditions of the CSE, listing of the Rio Grande Shares on the CSE under the symbol ‘RGR’ is expected to commence at market open on or around February 4, 2025.

Early Warning

Pursuant to the Arrangement, on the Effective Date, Foremost (i) transferred to Rio Grande the right to collect receivables in respect of all amounts outstanding and owing from Sierra Gold & Silver Ltd. (“Sierra”) to Foremost as at January 31, 2025; and (ii) assigned and transferred to Rio Grande all of the issued and outstanding common shares of Sierra, in consideration for Rio Grande issuing to Foremost such Rio Grande Shares as was equal to the quotient obtained by dividing by 0.8005 the product obtained by multiplying the number of common shares of Foremost issued and outstanding immediately prior to the Effective Date by two (2), being 5,152,557 Rio Grande Shares, resulting in Foremost’s security holding percentage equalling 19.95% of Rio Grande’s issued and outstanding shares. Foremost acquired the Rio Grande Shares pursuant to the Arrangement for no additional consideration. The Rio Grande Shares will be held by Foremost for investment purposes. Foremost intends to review, on a continuous basis, various factors related to its investment in Rio Grande and may decide to acquire or dispose of additional securities of Rio Grande as future circumstances may dictate.

A shareholder of Foremost, Denison Mines Corp. (TSX: DML) (NYSE American: DNN) (“Denison”), acquired 3,954,820 Rio Grande Shares on the Effective Date pursuant to the Arrangement. Prior to the Arrangement, Denison did not hold any Rio Grande Shares. In connection with the Arrangement Denison’s security holding percentage increased from 0.0% to 15.31% of Rio Grande’s issued and outstanding shares. The Rio Grande Shares will be held by Denison for investment purposes. Denison intends to review, on a continuous basis, various factors related to its investment in Rio Grande and may decide to acquire or dispose of additional securities of Rio Grande as future circumstances may dictate.

For further information and to obtain copies of the early warning reports of Foremost and Denison filed under applicable Canadian Securities laws, please see Rio Grande’s SEDAR+ profile. Foremost may be contacted further at 750 West Pender Street, Suite 250, Vancouver, BC, V6C 2T7. Denison can also be contacted at 1100 – 40 University Avenue, Toronto, ON, M5J 1T1.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is an emerging North American uranium and lithium exploration company. The Company holds an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

Follow us or contact us on social media:
X: @fmstcleanenergy
LinkedIn: https://www.linkedin.com/company/foremostcleanenergy
Facebook: https://www.facebook.com/ForemostCleanEnergy

Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward looking statements. Such forward-looking statements and forward-looking information include, but are not limited to, the listing of the Rio Grande Shares on the CSE, the proposed benefits of the Spin-Out, and the stated intentions for and objectives of Foremost and Denison’s investments in Rio Grande Shares or other equities. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties, the satisfaction of the conditions to the Arrangement, risks and uncertainties associated with the environment and delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings on SEDAR+ and Edgar. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release will not constitute an offer to sell or the solicitation of an offer to buy securities. Please refer to the Company’s most recent filings under its profile at on SEDAR+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.